UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

 under the Securities Exchange Act of 1934

For the month of January 2021 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

 (Translation of registrant’s name into English)

16 Abba Hillel Road

 Ramat Gan 5250608, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On January 5, 2021, Therapix Biosciences Ltd. (“Therapix” or the “Company”) issued a press release titled: “Therapix Biosciences and Cyntar Ventures Entered a Non-Binding Letter of Intent for the Distribution of TheraPEA in Canada.” A copy of this press release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Therapix Biosciences and Cyntar Ventures Entered a Non-Binding Letter of Intent for the Distribution of TheraPEA in Canada.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: January 5, 2021	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer

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